FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 26, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)


     Date April 26, 2005                       By /s/ Christopher Thomas
     -------------------                       -------------------------
                               Christopher Thomas
                             Chief Financial Officer

                DryShips Inc. Reports First Quarter 2005 Results

                             1st Quarter Highlights

o Net income of $19.1 million, an increase of 80% from the same period in the prior year.

o    EPS of $0.80 compared to $0.69 in first quarter of 2004.

o Completed initial public offering, raising $250 million, net of offering expenses.

o Took delivery of 11 vessels, increasing the fleet to 17 vessels by the end of the quarter.

ATHENS, Greece, April 26, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today its results for the three month period ended March 31, 2005.

(Dollars In thousands, except per share data and
Average Daily Results - unaudited)                      May 31, 2004     May 31, 2005
=====================================================   ============     ============
INCOME STATEMENT DATA                                   $     16,999     $     29,449
Voyage revenues                                                1,502            2,008
Vessel operating expenses                                      2,662            3,963
Depreciation and amortization                                  1,605            2,536
Management fees                                                  327              549
Foreign currency losses                                           23               32
General and administrative expenses                               --              726

Operating Income                                              10,880           19,635
Interest and finance costs, net                                 (342)            (522)
Other, net                                                        99               (3)

Net Income                                              $     10,637     $     19,110

Basic and fully diluted earnings (losses) per share     $       0.69     $       0.80
Weighted average basic and diluted shares outstanding     15,400,000       23,871,667

BALANCE SHEET DATA (at period end)
-------------------------------------------------------------------------------------
Current assets, including cash                          $      4,530     $     81,986
Total assets                                                  91,124          601,770
Current liabilities, including current portion of
long-term debt                                                22,365           73,826
Total long-term debt, including current portion               43,709          302,221
Stockholders' equity                                          41,271          277,195

FLEET DATA
-------------------------------------------------------------------------------------
Average number of vessels (1)                                    6.0              8.6
Total voyage days for fleet (2)                                  514              774
Total calendar days for fleets(3)                                540              774
Fleet utilization (4)                                           95.2%             100%

AVERAGE DAILY RESULTS
-------------------------------------------------------------------------------------
Time charter equivalent (5)                             $     30,150     $     35,453
Vessel operating expenses (6)                                  5,179            5,120
Management fees                                                  636              709
General and administrative expenses (7)                           --              938
Total vessel operating expenses (8)                            5,815            6,767

----------

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

DryShips Inc. Fleet

As at March 31, 2005 DryShips Inc.'s fleet consisted of 17 vessels, 11 of which were delivered during the first quarter. During the three month period to March 31, 2005, the Company operated the following types of vessel:

                                           Capesize   Panamax   Handymax   Total
                                           --------   -------   --------   -----
Average number of vessels during
   period                                       1.1       6.9        0.6     8.6

Number of vessels at end of period                2        13          2      17

Dwt at end of period (in thousand)
                                    Dwt         315       924         95   1,334
                                    ---
Dwt at percentage of total fleet                24%       69%         7%    100%

Average age at end of period
                                    Years      16.4      12.6        7.0    12.4
                                    -----

Earnings Conference Call & Webcast

The Company's management plans to host a conference call on Wednesday, April 27, 2005 at 10:00 am EST, to discuss the results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 220 1452 (for callers from US), 0800 953 1444 (for callers from the UK) or +44 1452 542 300 (for callers from outside the US & the UK). Please quote "DryShips".

There will also be a live - and then archived - audio and slides webcast of the conference call, on the DryShips, Inc. website (www.dryships.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until May 2nd, 2005 by dialling 1866 247 4222 (for callers from the US), 0800 953 1533 (for callers from the UK) or +44 1452 550 000 (for callers from outside the US & the UK). Access Code: 5702621

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 23 drybulk carriers and has entered into agreements to purchase an additional 4 vessels, one of which "Daytona" is scheduled for delivery on April 27, 2005. Upon delivery of the 4 remaining vessels, DryShips will own and operate 4 Capsize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. It will be the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com

23113.0002 #567170